May 21, 2026

Eran Ophir, Ph.D.
Chief Executive Officer
Compugen Ltd.
Azrieli Center
26 Harokmim Street
Building D
Holon 5885849, Israel

        Re: Compugen Ltd.
            Registration Statement on Form F-3
            Filed May 18, 2026
            File No. 333-295989
Dear Eran Ophir Ph.D.:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Daniel I. Goldberg, Esq.